VIMPELCOM ANNOUNCES THE ACQUISITION OF THE LARGEST
              CELLULAR OPERATOR IN THE KALININGRAD REGION OF RUSSIA
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Moscow  (December 17, 2002) - Open Joint Stock  Company  "Vimpel-Communications"
("VimpelCom" or the "Company") (NYSE: VIP) today announced it has completed the acquisition of Closed Joint Stock Company "Extel" ("Extel"), the largest cellular operator in the Kaliningrad region of Russia. The acquisition was made through VimpelCom-Region, VimpelCom's subsidiary, which is the Company's vehicle for national expansion. VimpelCom-Region purchased 100% of the outstanding shares of Extel for approximately $25 million. 49% of the shares were acquired from Telenor Mobile, a subsidiary of Telenor ASA, which is VimpelCom's strategic partner. In connection with this transaction, VimpelCom will extend a $10 million credit to Extel in order to replace an existing credit line that had been previously guaranteed by Telenor.

Extel is a GSM-900 operator with a license to operate in the Kaliningrad region of Russia. Extel's subscriber base as of December 9, 2002 was approximately 105,000 which, the Company estimates, represented a market share of approximately 65% in the Kaliningrad region.

Commenting on today's announcement, Alexey Mischenko, General Director of VimpelCom-Region, said, "We are very pleased to announce the acquisition of Extel. It is a market leader which runs a profitable business in a strategically important region of Russia. Extel's GSM-900 license for the Kaliningrad region is a good addition to VimpelCom-Region's GSM-1800 license for the Northwest super-region. Our acquisition of Extel is part of VimpelCom's strategy to build a GSM national footprint."

The Kaliningrad region has a population of approximately 947,000, including 420,000 in the city of Kaliningrad. Cellular penetration in the region is approximately 17% as of December 9, 2002 according to VimpelCom's estimates. The Kaliningrad region is a Russian enclave in the Baltic area which borders Poland and Lithuania. The Kaliningrad region is part of the Northwest super-region which also includes the city of St. Petersburg. VimpelCom received a GSM-1800 license for the Northwest super-region in September 2002.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 79% of Russia's population (115 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This Form 6-K contains "forward-looking statements", as the phrase is defined in
Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, most notably in the regions of Russia outside of Moscow, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base and other factors. VimpelCom cannot assure investors that Extel will continue to remain a leader in the Kaliningrad region, that it will remain profitable, or that VimpelCom will

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VimpelNom  Announces The  Acquisition  Of The Largest  Cellular  Operator In The
Kaliningrad Region Of Russia
Page 2 of 2

be successful in integrating Extel into the VimpelCom group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com